Item 2

ICICI Limited

Meeting of Board of Directors of ICICI Ltd.

The Board of Directors of ICICI will consider the audited financial results for the six months period ended September 30, 2000 at its Meeting to be held on October 20, 2000, in Mumbai.

October 9, 2000

For further investor queries:

Contact: Madhvendra Das at +9122-653 6812 or email: das@icici.com.
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